Exhibit 21.1

Subsidiaries of the Registrant

Name of Subsidiary	State of Incorporation or Organization
FS CREIT Finance Holdings LLC	Delaware
FS CREIT Finance WF-1 LLC	Delaware
FS CREIT Finance GS-1 LLC	Delaware
FS CREIT Investments LLC	Delaware
FS CREIT Originator LLC	Delaware
FSC Investments Providence at Zephyr Ridge LLC	Delaware